CONTACTS:   Melissa Macaulay Federico
            Vice President
            C-bridge
            617-342-5410
            mfederico@c-bridge.com

            Richard C. Putz
            Chief Strategy & Financial Officer
            C-bridge
            219-865-9459
            rputz@c-bridge.com


--------------------------------------------------------------------------------
              C-BRIDGE (CBIS) REPORTS SECOND QUARTER 2001 RESULTS

            Results Meet Revised Estimate; Conference Call Scheduled


BOSTON, MASS. -- JULY 26, 2001 -- C-bridge (Nasdaq: CBIS) premier provider of industry technology that powers Enterprise Commerce, today reported results for its second quarter ended June 30, 2001.

Total revenues for the second quarter of 2001 were in line with the company's revised estimate for the quarter at $10.0 million, a decrease of 47% from total revenues of $18.8 million for the second quarter of 2000. C-bridge's gross margin was 17% for the second quarter of 2001. Gross margin was 51% for the second quarter of 2000. The company's cash position (including restricted cash) as of June 30, 2001 was $44.3 million, as projected. The cash position (including restricted cash) as of March 31, 2001 was $49.6 million.

C-bridge's billable headcount was 229 on June 30, 2001, as compared to billable headcount of 314 on March 31, 2001. Billable headcount was 324 on June 30, 2000. The Company's current total and billable headcount are 358 and 221 respectively as of July 25, 2001.

C-bridge also previously announced cost-related measures, which included reducing headcount by approximately 90 employees, resulted in non-recurring restructuring costs of approximately $660,000, which have been expensed in the second quarter of 2001.

As a result of its previously announced plans to merge with eXcelon Corporation, the Company incurred non-recurring costs of approximately $797,000, which have been expensed in the second quarter of 2001.

"Economic conditions and a soft market for e-business services continue to negatively impact results across our sector," said Joe Bellini, C-bridge chairman and CEO. "While we are disappointed by our second quarter, we are optimistic about the prospects presented by our merger with eXcelon. The XML based business solutions and information management capabilities we will deploy as a merged company will enable our clients to drive increased benefits across their value chain while leveraging investments they have made in their current information architecture."

For the second quarter of 2001, C-bridge's pro forma net loss (excluding stock compensation expense, goodwill amortization expense, merger-related expenses and restructuring costs) was $7.9 million, representing a net loss per share of $0.37. For the preceding quarter ended March 31, 2001, C-bridge's pro forma net loss (excluding stock compensation, goodwill amortization expense, and restructuring costs) was $7.9 million, representing a net loss per share of $0.37. For the quarter ended June 30, 2000, C-bridge's pro forma net loss (excluding stock compensation expense) was $115 thousand, or a net loss per share of $0.01. Net loss (including stock compensation expense, goodwill amortization expense, merger related expenses and restructuring costs) for the second quarter of 2001 was $10.3 million, or a net loss per share of $0.48, as compared to a net loss of $380 thousand, or a net loss of $0.02 per share for the second quarter of 2000.

For the six months ended June 30, 2001, C-Bridge's pro forma net loss (excluding stock compensation expense, goodwill amortization, merger-related expenses and restructuring costs) was $15.8 million, representing a net loss per share of $0.74. For the six months ended June 30, 2000, C-bridge's pro forma net loss (excluding stock compensation expense) was $351,000, representing a net loss per share of $0.02. Net loss (including stock compensation expense, goodwill amortization, merger-related expenses and restructuring costs) for the six months ended June 30, 2001 was $22.7 million, or a net loss per share of $1.06.

CONFERENCE CALL
C-bridge's second quarter earnings conference call is scheduled for today, Thursday, July 26, 2001 at 5:30 p.m. EDT. This call is open to all parties.

Joe Bellini, C-bridge chairman and CEO and Richard C. Putz, chief strategy & financial officer will lead the conference call. To participate, please dial 1-888-855-5428 (Domestic) or 1-719-457-2665 (International). The conference ID number for this call is 539949. A Webcast of the call can also be accessed via the Investor Relations section of C-bridge's Web site at www.c-bridge.com.

A replay will be available two hours after completion of the call by dialing 1-888-203-1112 (Domestic) or 1-719-457-0820 (International). The replay conference

ID number is 539949. The replay will be available for seven days. An archived recording of this call will also be available on C-bridge's Web site in its Investors' section for seven days.

ABOUT C-BRIDGE

C-bridge(R) (NASDAQ: CBIS) provides high return, industry-specific solutions delivered on a service-based architecture that directly enables Enterprise Commerce Management. C-bridge combines strategic business consulting, diagnostic services and deep vertical industry expertise with award-winning XML technology to deliver business solutions to our clients in unprecedented timeframes. Headquartered in Boston, Massachusetts, C-bridge works continuously to ensure the success of its clients by providing mentoring, knowledge transfer and executive education to thousands of industry leaders per year. More information about C-bridge can be found at www.c-bridge.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This release contains information about future expectations, plans, and prospects of C-bridge's management that constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, the profitability of the Company's contracts, the Company's ability to retain existing clients and attract new clients, the Company's ability to hire, train, and retain qualified employees, the Company's ability to continue to develop effective sales and marketing capabilities, the Company's ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements, as well as other factors reflected in the Company's filings with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.

                                      ###

C-bridge is a trademark of C-bridge Internet Solutions, Inc. All other trademarks are the property of their respective companies.

EDITORS' NOTE: This and other information about C-bridge is available on the company Web site (www.c-bridge.com).